EXHIBIT 99.1

form 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Teck Resources Limited (“Teck” or “Thor”)

Suite 3300, 550 Burrard Street

Vancouver, British Columbia

V6C 0B3

ITEM 2	Date of Material Change

September 9, 2025

ITEM 3	News Release

A news release was issued and disseminated through the facilities of a recognized newswire service, GlobeNewswire, on September 9, 2025 and subsequently filed under Teck’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”).

ITEM 4	Summary of Material Change

On September 9, 2025, Teck entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Anglo American plc (“Anglo American” or “Adam”) to effect an at market merger of equals (the “Merger”) pursuant to which Anglo American will acquire all of the issued and outstanding class A common shares (each a “Class A Share”) and class B subordinate voting shares (each a “Class B Share” and together with the Class A Shares, the “Teck Shares”) of Teck for 1.3301 (the “Exchange Ratio”) ordinary shares of Anglo American (the “Anglo Shares”) per each Class A and Class B Share, or in the case of electing eligible Canadian holders of Teck Shares, the Exchange Ratio of exchangeable shares (the “Exchangeable Shares”) issued by a wholly-owned subsidiary of Anglo American to be formed prior to the closing of the Merger per each Teck Share (the Anglo Shares and the Exchangeable Shares together, the “Consideration”). The Merger will be effected by way of a plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (“CBCA”). Following the closing of the Merger, the combined company will operate under the name “Anglo Teck” (“Anglo Teck”) and will be headquartered in Canada.

ITEM 5	Full Description of Material Change
5.1	Full Description of Material Change

Arrangement Agreement

On September 9, 2025, Teck and Anglo American entered into the Arrangement Agreement. The following description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which has been separately filed by Teck with the Canadian securities regulators and is available on SEDAR+ at www.sedarplus.ca. Unless indicated otherwise, references to “Sections” or “Articles” are to the applicable provisions in the Arrangement Agreement and capitalized terms used but not otherwise defined shall have the meanings ascribed to them in the Arrangement Agreement.

Summary of the Merger

The Arrangement Agreement provides that Anglo American will acquire all of the Teck Shares for the aggregate Consideration. The Merger will be effected by way of a Plan of Arrangement under the CBCA. With respect to shareholder approvals: (a) in the case of Teck, the Merger will require approval of at least (i) sixty-six and two thirds (66 2/3%) of the votes cast at the Teck Meeting (as defined below) by the holders of Class A Shares voting as a separate class; and (ii) sixty-six and two thirds (66 2/3%) of the votes cast at the Thor Meeting by the holders of Class B Shares (together with the holders of Class A Shares, “Teck Shareholders”) voting as a separate class (the “Teck Shareholder Approval”); and (b) in the case of Anglo American, the Merger is conditioned on the approval of holders of Anglo Shares (“Anglo American Shareholders”) to authorize the allotment by the board of directors of Anglo American of the Anglo Shares issuable to holders of Teck Shares and the Anglo Shares issuable upon the exchange of the Exchangeable Shares into Anglo Shares, in each case, in accordance with the terms of the Plan of Arrangement (the “Anglo American Shareholder Approval”), which requires the affirmative vote of greater than 50% of the Anglo American Shareholders voting in person or by proxy.

Immediately following completion of the Merger, pre-Merger Anglo American Shareholders and pre-Merger Teck Shareholders will own approximately 62.4% and 37.6%, respectively, of Anglo Teck plc.

Anglo American has agreed that, upon the satisfaction of certain conditions, it will declare a special dividend in an aggregate amount up to the amount necessary to ensure that the net dividend payable to holders of Adam Shares (other than the Adam Charitable Trust Shares) equals US$4.5 billion (expected to be approximately US$4.19 per Adam Share) (the “Anglo American Special Dividend”) ahead of the closing time of the Merger. The Anglo American Special Dividend will be subject to adjustment to ensure Anglo American and Teck Shareholders receive aligned Ordinary Course dividends prior to completion of the Merger.

The Merger is expected to close in 12-18 months.

In connection with the Merger, Temagami Mining Company Limited, SMM Resources Incorporated, Dr. Norman B. Keevil, the directors and certain of the executive officers of Teck and the directors and certain of the executive officers of Anglo American, in respect of approximately 79.8% of the outstanding Class A Shares, 0.02% of the outstanding Class B Shares, and 0.01% of the outstanding Anglo Shares, respectively, have entered into customary voting agreements agreeing to vote those Teck Shares or Anglo Shares, as applicable, in favour of the Merger and against any competing Acquisition Proposal. The voting agreements will terminate if the applicable board has changed its recommendation that its shareholders vote to approve the Merger or if the Arrangement Agreement is otherwise terminated. The foregoing description of the voting support agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the voting support agreements which, in the case of the voting support agreements with Teck Shareholders, have been filed separately by Teck with the Canadian securities regulators and are available on SEDAR+ at www.sedarplus.ca.

The board of directors of Teck (the “Teck Board”) unanimously determined that the Merger is in the best interests of Teck and is fair to Teck Shareholders, and unanimously recommends that Teck Shareholders vote in favour of the Merger. Teck was advised by financial and legal advisors and the Teck Board received opinions from each of Scotiabank and BMO Capital Markets to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to Teck Shareholders.

A copy of the written fairness opinions of Scotiabank and BMO Capital Markets, as well as additional details regarding the background to the Merger, the terms and conditions of the Arrangement Agreement and the Merger and the rationale for the recommendation by the Teck Board in respect of the Merger, will be included in Teck’s management proxy circular and other proxy-related materials to be mailed to Teck Shareholders in connection with the Teck Shareholder meeting to approve the Merger (the “Teck Meeting”). Teck’s management proxy circular will also include details as to how Teck Shareholders can participate in and vote at the Teck Meeting. Prior to the Teck Meeting, Teck’s management proxy circular and other proxy-related materials will be made available under Teck’s profile on SEDAR+ at www.sedarplus.ca. The date of the Teck Meeting will be announced at a later time and, pursuant to the Arrangement Agreement, will be held on the same day as the meeting of Anglo American Shareholders described above.

Treatment of Teck Incentive Awards

Upon completion of the Merger Teck’s equity incentive awards outstanding at the Effective Time, consisting of share purchase options ( “Teck Options”), performance deferred share units (“Teck PDSUs”), performance share units (“Teck PSUs”), restricted share units (“Teck RSUs”) and deferred share units (“Teck DSUs”) will be subject to the following treatment in accordance with the terms of the Plan of Arrangement.

(a)	Teck Options:
(i)	each Teck Option (whether vested or unvested) outstanding immediately prior to the Effective Time will be exchanged for a replacement option (each, a “Replacement Option”) over a number of Anglo Shares equal to the product of (A) the number of Teck Shares subject to the Teck Option immediately before the Effective Time, multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance or transfer of a fraction of an Anglo Share on any particular exercise of Replacement Options, then the number of Anglo Shares otherwise issued or transferred upon such exercise shall be rounded down to the nearest whole number of Anglo Shares;
(ii)	the exercise price per Anglo Share subject to any such Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Teck Share under the exchanged Teck Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (rounded up to the nearest whole cent). Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted as necessary to ensure that the In-The-Money Amount (as defined in the Plan of Arrangement) of the Replacement Option immediately after such exchange does not exceed the In-The-Money Amount of the Teck Option immediately before such exchange; and

(iii)	the terms and conditions of a Replacement Option, including the term to expiry and conditions to and manner of exercising and vesting schedule, will be the same as the Teck Option for which it was exchanged, each Replacement Option shall be governed by the terms of the Teck Option Plan (as defined in the Plan of Arrangement) (which shall be assumed by Anglo American) and any document evidencing a Teck Option shall thereafter evidence such Replacement Option (in each case, subject to any adjustments contemplated by the Plan of Arrangement);

(b)	Teck PDSUs: each Teck PDSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck PDSU”):

(i)	such Pre-Adjustment Teck PDSU shall be adjusted by multiplying such Pre-Adjustment Teck PDSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck PDSU formerly held by such holder, hold the number of Teck PDSUs as is equal to the product of such adjustment (the “Adjusted Teck PDSUs”);

(ii)	upon the redemption or settlement of such Adjusted Teck PDSUs following the Effective Time, each such Adjusted Teck PDSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PDSU Plan (as defined in the Plan of Arrangement), with reference to the Fair Market Value (as defined in the Plan of Arrangement) on such Adjusted Teck PDSU’s Filing Date (as defined in the Plan of Arrangement) of an Anglo Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions (as defined in the Plan of Arrangement), shall be the Payment Value (as defined in the Plan of Arrangement) for such Adjusted Teck PDSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Teck PDSU) and/or the Performance Conditions applicable to such Adjusted Teck PDSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice (as defined in the Plan of Arrangement); and

(iv)	such Adjusted Teck PDSUs shall remain outstanding and governed by the terms of the Thor PDSU Plan and any document evidencing the applicable Pre-Adjustment Teck PDSU (subject to the adjustments contemplated by the Plan of Arrangement, including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(c)	Teck PSUs: each Teck PSU (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck PSU”):

(i)	such Pre-Adjustment Teck PSU shall be adjusted by multiplying such Pre-Adjustment Teck PSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck PSU formerly held by such holder, hold the number of Teck PSUs as is equal to the product of such adjustment (the “Adjusted Teck PSUs”);

(ii)	upon the vesting of such Adjusted Teck PSUs following the Effective Time, each such Adjusted Teck PSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor PSU Plan (as defined in the Plan of Arrangement), with reference to the Fair Market Value (as defined in the Plan of Arrangement) on such Adjusted Teck PSU’s Filing Date (as defined in the Plan of Arrangement) of an Anglo Share (and such cash payment, following the application of any applicable “performance multiplier(s)” and/or Performance Conditions (as defined in the Plan of Arrangement), shall be the Payment Value (as defined in the Plan of Arrangement) for such Adjusted Teck PSUs);

(iii)	the “performance multiplier(s)” (as provided for under the applicable document evidencing the applicable Pre-Adjustment Teck PSU) and/or the Performance Conditions applicable to such Adjusted Teck PSUs from and after the Effective Time will be as set forth in the applicable Performance Determination Notice (as defined in the Plan of Arrangement); and
(iv)	such Adjusted Teck PSUs shall remain outstanding and governed by the terms of the Teck PSU Plan and any document evidencing the applicable Pre-Adjustment Teck PSU (subject to the adjustments contemplated by the Plan of Arrangement, including any modifications to the “performance multiplier(s)” and Performance Conditions as set out in the Performance Determination Notice);

(d)	Teck RSUs: each restricted share unit (the “Teck RSUs”) (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck RSU”):

(i)	such Pre-Adjustment Teck RSU shall be adjusted by multiplying such Pre-Adjustment Teck RSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck RSU formerly held by such holder, hold the number of Teck RSUs as is equal to the product of such adjustment (the “Adjusted Teck RSUs”);
(ii)	upon the vesting of such Adjusted Teck RSUs following the Effective Time, each such Adjusted Teck RSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor RSU Plan (as defined in the Plan of Arrangement), with reference to the Fair Market Value on the date of vesting of an Anglo Share (and such cash payment shall be the Payment Value for such Adjusted Teck RSUs); and

(iii)	such Adjusted Teck RSUs shall remain outstanding and governed by the terms of the Thor RSU Plan and any document evidencing the applicable Pre-Adjustment Teck RSU (subject to the adjustments contemplated by the Plan of Arrangement); and

(e)	Teck DSUs: each deferred share unit (the “Teck DSUs”) (whether vested or unvested) outstanding immediately prior to the Effective Time (each, a “Pre-Adjustment Teck DSU”):
(i)	such Pre-Adjustment Teck DSU shall be adjusted by multiplying such Pre-Adjustment Teck DSU by the Exchange Ratio, and thereafter the holder thereof shall, for each Pre-Adjustment Teck DSU formerly held by such holder, hold the number of Teck DSUs as is equal to the product of such adjustment (the “Adjusted Teck DSUs”);
(ii)	upon the redemption or settlement of such Adjusted Teck DSUs following the Effective Time, each such Adjusted Teck DSU shall entitle the holder thereof to receive a cash payment, in accordance with the terms of the Thor DSU Plan (as defined in the Plan of Arrangement), with reference to the Fair Market Value on such Adjusted Teck DSU’s Filing Date of an Anglo Share (and such cash payment shall be the Payment Value for such Adjusted Teck DSUs); and

(iii)	such Adjusted Teck DSUs shall remain outstanding and governed by the terms of the Teck DSU Plan and any document evidencing the applicable Pre-Adjustment Teck DSU (subject to the adjustments contemplated by the Plan of Arrangement).

Adam Name Change Resolution

The Arrangement Agreement provides that, at the meeting of Anglo American Shareholders to be called to obtain the Anglo American Shareholder Approval (the “Anglo Meeting”), Anglo American will also seek approval of the Anglo American Shareholders to change its legal name to “Anglo Teck plc” conditional upon completion of the Merger (the “Anglo Name Change Resolution”). The approval of the Anglo Name Change Resolution is not a condition to the closing of the Merger. Whether or not the Anglo Name Change Resolution is approved by Anglo American Shareholders at the Anglo Meeting, the Arrangement Agreement provides that as promptly as reasonably practical after the closing, the combined company will conduct its and its material subsidiaries, which use the name “Anglo” or “Teck”, respectively, businesses under the “Anglo Teck” trade name.

Dividends

Anglo American Special Dividend

As noted above, Anglo American has agreed that, upon the satisfaction of certain conditions, it will declare the Anglo American Special Dividend ahead of the closing time of the Merger. The Anglo American Special Dividend will be subject to adjustment to ensure Anglo American Shareholders and Teck Shareholders receive aligned ordinary course dividends prior to the closing of the Merger. In particular, the Anglo American Special Dividend is subject to adjustment by an amount (which may be positive or negative) equal to (a) the aggregate amount of ordinary course dividends paid by Teck between signing and closing, not to exceed C$0.125 per Teck Share per fiscal quarter, scaled by a factor of 1.6596 minus (b) the aggregate amount of ordinary course dividends paid by Anglo American in line with its dividend policy between signing the Arrangement Agreement and closing of the Merger, subject, in each case, to certain exchange rate adjustments.

Teck Catch-Up Dividend

In advance of closing of the Merger, in the event that Teck and Anglo American determine that the amount of the adjustment (described above) would cause the Anglo American Special Dividend amount to be a negative number, then no Adam Special Dividend would be paid and Teck will instead declare in advance of closing of the Merger an aggregate dividend (the “Teck Catch-Up Dividend”) equal to the absolute value of such negative number divided by 1.6596 to Teck Shareholders.

Ordinary Course Dividends

Until the Effective Time, Teck shall be permitted to declare, in the ordinary course in any fiscal quarter prior to the Effective Time a maximum quarterly dividend not to exceed C$0.125 per Teck Share and Anglo American shall be permitted to declare, in the ordinary course, dividends in line with its current dividend policy.

Non-Solicitation Covenants

Each of Teck and Anglo American are subject to reciprocal non-solicitation restrictions that, among other things, restrict their ability to: (a) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries, proposals or offers that constitute or may reasonably be expected to constitute or lead to an Acquisition Proposal; (b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the other Party and its Representatives) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; provided that, a Party may: (i) advise any Person of the existence of, and restrictions under, the Arrangement Agreement; (ii) communicate with any Person for the purposes of clarifying the terms of any inquiry, proposal or offer made by such Person (including with respect to an Acquisition Proposal), provided that a summary of such communication is subsequently provided to the other Party; and (iii) advise any Person making an Acquisition Proposal that the board of directors of the Party has determined that such Acquisition Proposal does not constitute a Superior Proposal; (c) announce (other than in the circumstances set out in Section 6.6(1) [Disclosure Required by Fiduciary Duties or Law] or Section 6.6(3) [Disclosure of Adam Required by Market Abuse Regulations or the City Code] of the Arrangement Agreement), accept, approve, endorse, give any consent or make any request in relation to or recommend, or propose publicly to accept, approve, endorse, give any consent or make any request in relation to or recommend, any Acquisition Proposal; (d) accept or enter into, or publicly propose to accept or enter into, any agreement (other than a confidentiality and standstill agreement as contemplated by Section 6.3 [Responding to an Acquisition Proposal] of the Arrangement Agreement) providing for any Acquisition Proposal; or (e) make a Thor Change in Recommendation or an Adam Change in Recommendation, as applicable.

Each of Teck and Anglo have agreed that if a Party or any of its Representatives receives any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, or any request in connection with any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal for copies of, access to, or disclosure of, confidential information relating to such Party or any of its Subsidiaries or Key Joint Ventures, such Party shall promptly notify the other Party, at first orally, and then promptly (and in any event within twenty-four (24) hours) in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of the material terms and conditions of the Acquisition Proposal, inquiry, proposal, offer or request and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the other Party with copies of any material agreements, documents or correspondence (if not delivered in writing or electronic form, then by way of a description of the material terms of the matters communicated), in respect thereof, from or on behalf of any such Persons.

If at any time following the date of the Arrangement Agreement and prior, in the case of Anglo American, to obtaining the Anglo American Shareholder Approval, or in the case of Teck, to obtaining the Teck Shareholder Approval, a Party receives an unsolicited bona fide written Acquisition Proposal from an arm’s-length Person that did not result from a breach of Article 6 [Covenants Regarding Non-Solicitation] of the Arrangement Agreement or any Person or group of Persons (other than the other Party or any affiliate or joint actor of the other Party) announces such an unsolicited bona fide Acquisition Proposal in respect of a Party that did not result from a breach of Article 6 [Covenants Regarding Non-Solicitation] of the Arrangement Agreement, that Party (x) may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and (y) may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries, if and only if: (a) the Teck Board or the Anglo American Board, as applicable, determines, in good faith after consultation with its financial and legal advisors, that such Acquisition Proposal constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal; (b) such Party has been, and continues to be, in material compliance with its obligations under Article 6 [Covenants Regarding Non-Solicitation] of the Arrangement Agreement; (c) prior to providing any such copies, access or disclosures, such Party first enters into a confidentiality and standstill agreement with such Person (or confirms it has previously entered into such an agreement which remains in effect) on terms that (i) are not materially less restrictive to such Person and its affiliates or representatives than the confidentiality, non-use and standstill restrictions set forth in the Confidentiality and Standstill Agreement (provided that nothing in such agreement shall be required to prevent such Person from making an Acquisition Proposal or Superior Proposal), (ii) do not contain any provision calling for an exclusive right to negotiate with such Party, and (iii) do not restrict such Party or any of its Subsidiaries from complying with Article 6 [Covenants Regarding Non-Solicitation] of the Arrangement Agreement; before providing any such copies, access or disclosure, such Party provides the other Party with a true, complete and final executed copy of the confidentiality agreement referred to in Section 6.3(1)(c) [Responding to an Acquisition Proposal] of the Arrangement Agreement; and (e) such Party provides to the other Party a list of the information provided to such Person and, to the extent not already provided to the other Party, the other Party is immediately provided with access to the same information to which such Person was provided or is thereafter provided.

If a Party receives an Acquisition Proposal that constitutes a Superior Proposal or any Person or group of Persons (other than the other Party or any affiliate or joint actor of the other Party) announces such an Acquisition Proposal in respect of such Party prior, in the case of Anglo American, to obtaining the Anglo American Shareholder Approval, or in the case of Teck, to obtaining the Teck Shareholder Approval, such Party may (x) make a Change in Recommendation with respect to such Superior Proposal and/or (y) terminate the Arrangement Agreement pursuant to Section 8.2(1)(c)(iii) [Adam Superior Proposal Termination] of the Arrangement Agreement (in Anglo American’s case) or Section 8.2(1)(d)(iii) [Thor Superior Proposal Termination] of the Arrangement Agreement (in Teck’s case) (each of (x) and (y), a “Superior Proposal Action”), in each case, if and only prior to such Superior Proposal Action: (a) the board of directors of the Party determines, in good faith after consultation with its outside financial and legal advisors, that the Acquisition Proposal received by such Party constitutes a Superior Proposal and the failure by the relevant Party’s board of directors to take such Superior Proposal Action would be inconsistent with its fiduciary duties; (b) such Party has been, and continues to be, in material compliance with its obligations under Article 6 of the Arrangement Agreement; (c) such Party has provided the other Party with a notice in writing (x) that there is a Superior Proposal; (y) confirming the determination by such Party’s board of directors of the value and financial terms that such board of directors, in consultation with its financial and legal advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; and (z) enclosing all documentation related to and detailing the Superior Proposal, including a copy of any agreement relating to such Superior Proposal and all supporting materials and related agreements or documents (including any financing documents supplied to such Party in connection therewith); (d) at least five (5) Business Days (the “Response Period”) shall have elapsed from the date the other Party received the notice and all of the documentation referred to in Section 6.4(1)(c) [Notice of Superior Proposal] of the Arrangement Agreement from such Party; (e) during any Response Period, the other Party has had the opportunity (but not the obligation), in accordance with Section 6.4(2) [Superior Proposals - Response Period] of the Arrangement Agreement, to offer to amend the terms of the Transaction and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal; and (f) if the other Party has proposed to amend the terms of the Arrangement and the Transaction in accordance with Section 6.4(2) [Superior Proposals – Response Period] of the Arrangement Agreement, such Party’s board of directors shall have determined, in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement and the Transaction by the other Party.

During the Response Period or such longer period as such Party may approve for such purpose, the other Party shall have the opportunity, but not the obligation, to propose to amend the terms of the Transaction and the Arrangement Agreement and if the other Party proposes to amend the terms of the Transaction and the Arrangement Agreement: (a) the Teck Board or the Anglo American Board, as applicable, shall, in good faith and in consultation with its financial and legal advisors, review any proposal by the other Party to amend the terms of the Transaction and the Arrangement Agreement; and (b) such Party such shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of the Arrangement Agreement and the Transaction as would enable the other Party to proceed with the Transactions on such amended terms.

If the Teck Board or the Anglo American Board, as applicable, after consultation with its financial and legal advisors, determines that an Acquisition Proposal previously constituting a Superior Proposal has ceased to be a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement and the Transaction: (a) such Party will promptly so advise the other Party; (b) the Parties shall amend the Arrangement Agreement and the Plan of Arrangement to reflect such offer made by the other Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (c) the Teck Board or the Anglo American Board, as applicable, shall promptly (and in any event within one (1) Business Day following the effectiveness of any such amendment) reaffirm the Thor Board Recommendation or the Adam Board Recommendation, as applicable, by press release, and such Party shall provide the other Party and its legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to such amendments to such press release requested by the other Party and its legal counsel.

“Acquisition Proposal” means, in relation to a Party, other than (x) the Transactions, (y) the transactions contemplated in Section 5.3(2) of the Adam Disclosure Letter, as applicable, or (z) any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer or proposal (written or oral) from any Person or group of Persons (other than the other Party or any affiliate or joint actor of the other Party), relating to, in each case whether in a single transaction or a series of related transactions: (a) any direct or indirect acquisition, purchase, sale or disposition (or any lease, offtake, throughput, long-term supply agreement or other arrangement having the same economic effect as an acquisition, purchase, sale or disposition) of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute twenty percent (20%) or more of the consolidated revenue of that Party and its Subsidiaries, taken as a whole, or (ii) twenty percent (20%) or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute twenty percent (20%) or more of the consolidated revenues or constitute twenty percent (20%) or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole (in the case of (i) or (ii), determined based upon the most recently publicly available consolidated financial statements of the applicable Party); (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning twenty percent (20%) or more of any class of voting or equity securities of that Party; (c) any plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding-up or other similar transaction or series of transactions involving that Party and/or any of its Subsidiaries that, if consummated, would result in such Person or group of Persons beneficially owning twenty percent (20%) or more of any class of voting or equity securities of that Party or any of its Subsidiaries that, individually or in the aggregate, contribute twenty percent (20%) or more of the consolidated revenues or constitute twenty percent (20%) or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole (in each case, determined based upon the most recently publicly available consolidated financial statements of the applicable Party); or (d) if that Party is Anglo American, any other form of offer (as defined in the City Code) relating to Anglo American.

“Superior Proposal” means, in relation to a Party, any bona fide Acquisition Proposal to acquire not less than all of the outstanding voting and equity securities of that Party, other than any such securities owned by the Person or Persons making such Acquisition Proposal, any such securities held in treasury or, in the case of Anglo American, the Adam Charitable Trust Shares, or all or substantially all of the assets of that Party on a consolidated basis, that: (a) the board of directors of that Party determines in good faith (after consultation with its financial and legal advisors) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Persons making such Acquisition Proposal; (b) is not subject to any financing condition and in respect of which any required financing to complete such

Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of that Party, acting in good faith (after consultation with its financial and legal advisors); (c) is not subject to a due diligence and/or access condition to complete such Acquisition Proposal; (d) complies in all material respects with applicable Law; and (e) the board of directors of that Party determines in good faith (after consultation with its financial and legal advisors), taking into account all of the terms and conditions of such Acquisition Proposal, would, if consummated in accordance with such terms (but without assuming away any risk of non-completion or undue delay), result in a transaction that is more favorable for that Party, having regard to, among other things, the likely financial consequences of such Acquisition Proposal in the long term and the interests of all of the stakeholders of that Party, than the Transaction (including any adjustment to the terms and conditions of the Transaction and the Arrangement Agreement proposed by the other Party pursuant to Section 6.4(2)) of the Arrangement Agreement.

Regulatory Covenants

Anglo American and Teck shall, and shall cause their respective affiliates to, use their reasonable best efforts to: (a) obtain all Regulatory Approvals, including the Key Regulatory Approvals; (b) effect all registrations, filings and submissions of information required by Governmental Entities relating to the Transactions as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Effective Time to occur before the Outside Date; and (c) take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Law that may be asserted by any Governmental Entity or any other Person with respect to the Transactions.

The Parties agree that: (a) in fulfilling their obligations related to the ICA Approval, Adam and Thor shall propose, offer, negotiate, commit to, agree to and effect (i) certain specified Agreed ICA Undertakings and (ii) such additional, other or enhanced undertakings, commitments, terms or conditions as may be agreed or required by a Governmental Entity in addition to the Agreed ICA Undertakings, provided that such additional, other or enhanced undertakings, commitments, terms or conditions do not result in a Burdensome Condition; and (b) in fulfilling their obligations related to any Regulatory Approval other than ICA Approval, each Party shall propose, offer, negotiate, commit to, agree to and effect, by undertaking, commitment, consent agreement, consent decree, trust, hold separate agreement, contract, order or otherwise: (i) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of Anglo American, Teck or any of their respective affiliates; (ii) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any other contractual relationships; (iii) changing or modifying any course of conduct regarding future operations of either Anglo American, Teck or their respective Subsidiaries; and (iv) any commitments or undertakings imposing any other conditions, requirements, restrictions, limitations, forfeitures or agreements affecting Anglo American and its affiliates’ or Teck and its affiliates’ full rights or ownership of their respective properties, operations or businesses; provided, however, that in the case of any action with respect to any Regulatory Approval (including ICA Approval) as set forth above:

a.	any such action shall be conditioned upon the consummation of the Transactions;

b.	no such action shall result in any change to the Exchange Ratio;

c.	no such actions shall be considered for purposes of determining whether an Adam Material Adverse Effect or Thor Material Adverse Effect has occurred or would reasonably be expected to occur;

d.	no such actions shall be considered for purposes of determining whether a representation, warranty or covenant of Anglo American or Teck under the Arrangement Agreement has been breached or whether a condition to the closing of the Arrangement has been satisfied; and

e.	any reasonable effort by a Party to resist, reduce or negotiate the scope of any such action shall be deemed consistent with their obligations to take reasonable best efforts so long as such efforts do not unreasonably delay the Effective Date or delay the obtaining of any Regulatory Approval (including the ICA Approval) in a manner that could cause the Effective Time not to occur as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Effective Time to occur before the Outside Date;

provided, further, that, notwithstanding the foregoing or anything to the contrary in the Arrangement Agreement, none of the Parties or their respective affiliates shall be required to propose, offer, negotiate, commit to, agree to or effect any Burdensome Condition (which is defined in the Arrangement Agreement to include, among other specified matters, any action (taken or refrained from being taken), restriction, condition, limitation or requirement that, individually or together with all other such actions (taken or refrained from being taken), restrictions, conditions, limitations or requirements, would or would reasonably be expected to: individually or in the aggregate be material and adverse to the long-term business, properties, financial condition or prospects (including the aggregate anticipated value of synergies) of the Adam-Thor Group, taken as a whole; or, in respect of the ICA Approval only, with respect to economic and financial matters, be materially more burdensome in the aggregate to the Adam-Thor Group than specified agreed commitments considered in the aggregate, or with respect to management, governance, board composition and regulatory matters, be a material change or material addition to specified agreed commitments considered in the aggregate, in addition to other specified matters and subject to specified exceptions; or result in violation of applicable Law).

Conditions Precedent to the Consummation of the Merger

Mutual Conditions Precedent

The obligations of the Parties to complete the Transactions are subject to the fulfillment of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(i)	the Teck Shareholder Approval shall have been obtained in accordance with the Interim Order, applicable Law and the Arrangement Agreement;

(ii)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Teck and Anglo American, acting reasonably, on appeal or otherwise;

(iii)	the Anglo American Shareholder Approval shall have been obtained in accordance with applicable Law and the Arrangement Agreement;

(iv)	the Key Regulatory Approvals shall have been obtained and remain in full force and effect (and were not granted subject to, and do not contain, any Burdensome Condition);

(v)	the TSX Conditional Approval shall have been obtained and remain in full force and effect;

(vi)	the NYSE Approval shall have been obtained and remain in full force and effect;

(vii)	the LSE having acknowledged to Teck or its agent (and such acknowledgement not having been withdrawn) that LSE Admission will occur;

(viii)	the JSE having acknowledged to Teck or its agent (and such acknowledgement not having been withdrawn) that JSE Admission will occur;

(ix)	no applicable Law shall be in effect that (i) makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Anglo American or Teck from consummating the Arrangement or (ii) results in the imposition by a Governmental Entity of a Specified Jurisdiction of a Burdensome Condition; and

(x)	(x) if neither the Negative ASD Conclusion nor Zero ASD Conclusion applies, the Anglo American Special Dividend shall have been validly and lawfully declared by the Anglo American Board with a record date prior to the Effective Date in accordance with Section 5.3(5) [Covenants of Adam Regarding the Conduct of Business – Adam Special Dividend] of the Arrangement Agreement and either with (i) a payment date before the Effective Date, or (ii) a payment date within thirty (30) days after the Effective Date; (y) if the Negative ASD Conclusion applies, the Teck Catch-Up Dividend shall have been validly and lawfully declared by the Teck Board with a record date prior to the Effective Date in accordance with Section 5.18 [Thor Catch-Up Dividend] of the Arrangement Agreement and either with (i) a payment date before the Effective Date, or (ii) a payment date within thirty (30) days after the Effective Date.

Conditions Precedent to the Obligations of Anglo American

The obligation of Anglo American to complete the Transactions is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of Anglo American and may be waived by Anglo American in whole or in part at any time:

(i)	all covenants of Teck under the Arrangement Agreement to be performed or complied with on or before the Effective Date which have not been waived by Anglo American shall have been duly performed or complied with by Teck in all material respects;

(ii)	the representations and warranties of Teck:

a.	set forth in paragraphs (a) [Organization and Qualification], (b) [Authority Relative the Arrangement Agreement] and (c) [Board Approval] of Schedule D to the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all material respects as of such date);

b.	set forth in paragraph (g) [Capitalization of Thor] of Schedule D to the Arrangement Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects (except for de minimis inaccuracies) as of such date);

c.	set forth in paragraph (q) [No Thor Material Adverse Effect] of Schedule D to the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date; and

d.	set forth in Schedule D to the Arrangement Agreement other than those to which clauses a., b. or c. above applies, shall be true and correct in all respects (disregarding for purposes of this any materiality, Thor Material Adverse Effect or similar qualifications contained in any such representation or warranty) as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in each case where the failure to be so true and correct has not had, and would not reasonably be expected to have, a Thor Material Adverse Effect;

(iii)	since the date of the Arrangement Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have a Thor Material Adverse Effect;

(iv)	Teck Shareholders shall not have properly exercised and not validly withdrawn their Dissent Rights in connection with the Arrangement with respect to more than five percent (5%) of the issued and outstanding Teck Shares as of the Effective Date; and

(v)	Anglo American shall have received a certificate of Teck addressed to Anglo American and dated the Effective Date, signed on behalf of Teck by two (2) senior executive officers of Teck (on Teck’s behalf and without personal liability), confirming the matters in the immediately preceding clauses (i) – (iv) above as of the Effective Date.

Conditions Precedent to the Obligations of Teck

The obligation of Teck to complete the Transactions is subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of Teck and may be waived by Teck in whole or in part at any time:

(i)	all covenants of Anglo American under the Arrangement Agreement to be performed or complied with on or before the Effective Date which have not been waived by Teck shall have been duly performed or complied with by Anglo American in all material respects;

(ii)	the representations and warranties of Anglo American:

a.	set forth in paragraphs (a) [Organization and Qualification], (b) [Authority Relative the Arrangement Agreement], (c) [Board Approval] and (dd) [Consideration Shares and the Adam Exchange Shares] of Schedule E to the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all material respects as of such date);

b.	set forth in paragraph (g) [Capitalization of Adam] of Schedule E to the Arrangement Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects (except for de minimis inaccuracies) as of such date);

c.	set forth in paragraph (p) [No Adam Material Adverse Effect] of Schedule E to the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made at and as of such date; and

d.	set forth in Schedule E to the Arrangement Agreement other than those to which clause a., b. or c. above applies, shall be true and correct in all respects (disregarding for purposes of this any materiality, Adam Material Adverse Effect or similar qualifications contained in any such representation or warranty) as of the Effective Date as if made at and as of such date (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in each case where the failure to be so true and correct has not had, and would not reasonably be expected to have, an Adam Material Adverse Effect;

(iii)	since the date of the Arrangement Agreement, there has not been any event, change, occurrence, effect or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have an Adam Material Adverse Effect; and

(iv)	Teck shall have received a certificate of Anglo American addressed to Teck and dated the Effective Date, signed on behalf of Anglo American by two (2) senior executive officers of Anglo American (on Anglo American’s behalf and without personal liability), confirming the matters in the immediately preceding clauses (i) – (iii) as of the Effective Date.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of Teck and Anglo American;

(ii)	by either Teck or Anglo American, if:

a.	the Effective Time shall not have occurred on or before the Outside Date; provided that a Party may not terminate the Arrangement Agreement under such section of the Arrangement Agreement if it is in breach of any representation, warranty, covenant or obligation set forth in the Arrangement Agreement and such breach has been the primary cause of, or primarily resulted in, the Effective Time not occurring on or before the Outside Date;

b.	(A) any applicable Law is enacted or made (or any Law is amended) that permanently prohibits, enjoins or renders illegal the consummation of the Transactions, and such Law shall have become final and non-appealable; (B) an order, decision or notice is issued under Section 23(3)(b) or Section 25.4(1) of the ICA preventing the consummation of the Transactions; or (C) after seeking and obtaining the prior written consent of Teck, Anglo American withdraws its application under Part IV of the ICA; provided that a Party may not terminate the Arrangement Agreement under such section of the Arrangement Agreement if it is in breach of any representation, warranty, covenant or obligation set forth in the Arrangement Agreement and such breach has been the primary cause of, or primarily resulted in, the event giving rise to a right to terminate pursuant to such section of the Arrangement Agreement occurring;

c.	the Teck Shareholder Approval shall not have been obtained at the Teck Meeting in accordance with the Interim Order, applicable Law and the Arrangement Agreement; or

d.	the Anglo American Shareholder Approval shall not have been obtained at the Anglo American Meeting, in accordance with applicable Law and the Arrangement Agreement;

(iii)	by Anglo American:

a.	prior to the Teck Shareholder Approval having been obtained, if a Thor Change in Recommendation occurs;

b.	subject to Section 5.9 [Cure Provisions] of the Arrangement Agreement, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Teck set forth in the Arrangement Agreement shall have occurred that would cause any of the conditions set forth in Section 7.2(a) [Thor Covenants Condition] or Section 7.2(b) [Thor Representations and Warranties Condition] of the Arrangement Agreement not to be satisfied, and any such breach or failure is incapable of being cured, or is not cured in accordance with Section 5.9 [Cure Provisions] of the Arrangement Agreement, and provided that Anglo American is not then in breach of the Arrangement Agreement so as to cause any of the conditions in Section 7.3(a) [Adam Covenants Condition] or Section 7.3(b) [Adam Representations and Warranties Condition] of the Arrangement Agreement not to be satisfied; or

c.	if (A) the Anglo American Board authorizes Anglo American or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal in accordance with Section 6.4 [Superior Proposals] of the Arrangement Agreement; and (B) Anglo American pays (or causes to be paid) the Adam Termination Payment due by wire transfer of immediately available funds to Thor concurrently with such termination;

(iv)	by Teck:

a.	prior to the Anglo American Shareholder Approval having been obtained, if an Adam Change in Recommendation occurs;

b.	subject to Section 5.9 [Cure Provisions] of the Arrangement Agreement, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Anglo American set forth in the Arrangement Agreement shall have occurred that would cause any of the conditions set forth in Section 7.3(a) [Adam Covenants Condition] or Section 7.3(b) [Adam Representations and Warranties Condition] of the Arrangement Agreement not to be satisfied, and any such breach or failure is incapable of being cured, or is not cured in accordance with Section 5.9 [Cure Provisions] of the Arrangement Agreement, and provided that Teck is not then in breach of the Arrangement Agreement so as to cause any of the conditions in Section 7.2(a) [Thor Covenants Condition] or Section 7.2(b) [Thor Representations and Warranties Condition] of the Arrangement Agreement not to be satisfied; or

c.	if (A) the Teck Board authorizes Teck or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, to enter into a definitive Contract providing for the consummation of a Superior Proposal in accordance with Section 6.4 [Superior Proposals] of the Arrangement Agreement; and (B) Teck pays (or causes to be paid) the Thor Termination Payment due by wire transfer of immediately available funds to Adam concurrently with such termination.

Termination Payments

Teck Termination Payment

The Agreement provides for a termination fee of US$330 million to be paid by Teck to Anglo American in the following circumstances:

(i)	the termination of the Arrangement Agreement by Anglo American pursuant to Section 8.2(1)(c)(i) [Thor Change in Recommendation] of the Arrangement Agreement;

(ii)	the termination of the Arrangement Agreement by Teck pursuant to Section 8.2(1)(d)(iii) [Thor Superior Proposal] of the Arrangement Agreement;

(iii)	the termination of the Arrangement Agreement (i) by either Anglo American or Teck pursuant to Section 8.2(1)(b)(iii) [Thor Shareholder Vote Failure] or Section 8.2(1)(b)(i) [Outside Date] of the Arrangement Agreement or (ii) by Anglo American pursuant to Section 8.2(1)(c)(ii) [Thor Breach] of the Arrangement Agreement as a result of a Willful Breach of Article 6 [Covenants Regarding Non-Solicitation] of the Arrangement Agreement by Teck or its Representatives, if: (A) a bona fide Acquisition Proposal in respect of Teck shall have been made or publicly announced or otherwise publicly disclosed by any Person or group of Persons, or any Person or group of Persons shall have made, publicly announced or otherwise publicly disclosed, an intention to make an Acquisition Proposal in respect of Teck, (B) such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least five (5) Business Days prior to the Teck Meeting and (C) within twelve (12) months following the date of such termination, either: (x) Teck or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a definitive Contract providing for an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above); or (y) any Acquisition Proposal in respect of Teck (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above is consummated. For purposes of this Section of the Arrangement Agreement, the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 [Definitions] of the Arrangement Agreement, except that each reference to “20%” therein shall be deemed to be a reference to “50%”; or

(iv)	the termination of the Arrangement Agreement by either Anglo American or Teck pursuant to Section 8.2(1)(b)(i) [Outside Date], Section 8.2(1)(b)(iii) [Thor Shareholder Vote Failure] or Section 8.2(1)(b)(iv) [Adam Shareholder Vote Failure] of the Arrangement Agreement or by Anglo American pursuant to Section 8.2(1)(c)(ii) [Thor Breach] of the Arrangement Agreement, in each case, if at the time of such termination pursuant to any such sections Anglo American is entitled to terminate the Arrangement Agreement pursuant to Section 8.2(1)(c)(i) [Thor Change in Recommendation] of the Arrangement Agreement.

Anglo American Termination Payment

The Agreement provides for a termination fee of US$330 million to be paid by Anglo American to Teck in the following circumstances:

(i)	the termination of the Arrangement Agreement by Teck pursuant to Section 8.2(1)(d)(i) [Adam Change in Recommendation] of the Arrangement Agreement;

(ii)	the termination of the Arrangement Agreement by Anglo American pursuant to Section 8.2(1)(c)(iii) [Adam Superior Proposal] of the Arrangement Agreement;

(iii)	the termination of the Arrangement Agreement (i) by either Anglo American or Teck pursuant to Section 8.2(1)(b)(iv) [No Adam Shareholder Approval] or Section 8.2(1)(b)(i) [Outside Date] of the Arrangement Agreement; or (ii) by Teck pursuant to Section 8.2(1)(d)(ii) [Adam Breach] of the Arrangement Agreement as a result of a Willful Breach of Article 6 of the Arrangement Agreement by Anglo American or its Representatives, if: (A) a bona fide Acquisition Proposal in respect of Anglo American shall have been made or publicly announced or otherwise publicly disclosed by any Person or group of Persons, or any Person or group of Persons shall have made, publicly announced or otherwise publicly disclosed, an intention to make an Acquisition Proposal in respect of Anglo American, (B) such Acquisition Proposal or intent to make an Acquisition Proposal is not withdrawn at least five (5) Business Days prior to the Anglo American Meeting and (C) within twelve (12) months following the date of such termination, either: (x) Anglo American or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, accepts, approves or enters into a definitive Contract providing for an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above); or (y) any Acquisition Proposal in respect of Anglo American (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated. For purposes of this Section of the Arrangement Agreement, the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 [Definitions] of the Arrangement Agreement, except that each reference to “20%” therein shall be deemed to be a reference to “50%”; or

(iv)	the termination of the Arrangement Agreement by either Anglo American or Teck pursuant to Section 8.2(1)(b)(i) [Outside Date], Section 8.2(18.2(1)(b)(iv) [Adam Shareholder Vote Failure] or Section 8.2(1)(b)(iii) [Thor Shareholder Vote Failure] of the Arrangement Agreement or by Teck pursuant to Section 8.2(1)(d)(ii) [Adam Breach] of the Arrangement Agreement, in each case, if at the time of such termination pursuant to any such sections Teck is entitled to terminate the Arrangement Agreement pursuant to Section 8.2(1)(d)(i) [Adam Change in Recommendation] of the Arrangement Agreement.

ICA Commitments

Anglo American has submitted written undertakings to the Canadian government that are consistent with all of the commitments set out below.

Committed to Canada

Anglo Teck will be a Canadian-headquartered company. Anglo Teck commits that:

1.	The combined company’s business name will be Anglo Teck

2.	Anglo Teck’s group global headquarters will be in Canada

3.	Anglo Teck senior management will be based in Canada. More specifically:

a.	CEO, Deputy CEO, and CFO will have their principal office and principal place of residence in Canada

b.	A significant majority of the overall Anglo Teck senior executive team will have their principal office and principal place of residence in Canada

4.	A substantial proportion of Anglo Teck’s board of directors will be Canadian

5.	Anglo Teck will combine the leading environmental and social practices of both Teck and Anglo American; honour all existing agreements with communities, Indigenous governments, and labour unions in Canada; and promote within its organizational culture a recognition of the importance of respecting Indigenous and community rights

6.	Anglo Teck will be listed on the TSX, subject to the approval of the TSX

These commitments would remain in place indefinitely.

Investing in Canada

Anglo Teck will make substantial investments in Canada. It will commit to investments of at least approximately CAD$4.5 billion over five years in Canada, including:

1.	Proceeding with the CAD$2.1-2.4 billion Highland Valley Copper Mine Life Extension Project, expected to create 2,900 jobs during the construction phase of the project and support approximately 1,500 direct jobs through ongoing operations, in addition to ongoing operational investments at the site

2.	Continuing to invest in the Trail Operations metallurgical facility, including investments of up to CAD$750 million to sustain and enhance critical minerals processing capacity, the potential expansion of production capacity for germanium and other strategic metals (Strategic Metals Initiative)

3.	Exploring opportunities to add copper processing capacity at Trail and support the establishment of new critical minerals processing facilities in Canada

4.	Advancing development of the Galore Creek and Schaft Creek copper opportunities in Northwestern British Columbia, including capital expenditures of up to CAD$750 million

5.	Investing at least CAD$300 million in Canadian critical mineral exploration and technology

6.	Investing at least CAD$100 million towards critical minerals skills training, research and enhancing bilateral relationships

7.	Offering to work with the Government of Canada to establish a Global Institute for Critical Minerals Research and Innovation, financially supported by Anglo Teck and hosted in Canada, and potentially involving leading institutions in Canada, South Africa, the UK and other countries

8.	Maintaining and enhancing existing commitments to Indigenous governments, communities, and other similar initiatives, including by contributing at least CAD$200 million

9.	Providing Canadian and Indigenous suppliers with opportunities to supply goods and services to Anglo Teck’s Canadian and global operations

10.	Supporting and partnering with Canadian junior miners by investigating the application of a range of modern geoscience and data approaches in mineral exploration opportunities, including AI, and supporting partnerships across Anglo Teck’s global operating footprint, particularly in South Africa and Southern Africa

11.	Maintaining current aggregate employment levels across Canada with no net reduction in the number of employees in the business in Canada as a result of the transaction, and generating new economic activity and jobs through the investments noted above

Interim Covenants and Representations and Warranties

The Arrangement Agreement contains customary pre-completion operating covenants for a transaction of this nature, including among other things:

(a)	covenants of each of Teck and Anglo American, until the earlier of the Effective Time and the valid termination of the Arrangement Agreement in accordance with its terms, subject to certain exceptions, and to cause each of their respective Subsidiaries to, use commercially reasonable efforts to (i) conduct its and their respective businesses in the Ordinary Course, and (ii) manage their respective balance sheet, leverage and related risk components in the Ordinary Course and otherwise maintain and preserve balance sheet capacity, liquidity, capital position and working capital balances as may be reasonably required to obtain and maintain an investment grade credit rating for the Anglo-Teck group following the consummation of the Merger; and
(b)	covenants of each of Teck and Anglo American to not, and to cause each of its Subsidiaries not to, directly or indirectly, until the earlier of the Effective Time and the valid termination of the Arrangement Agreement in accordance with its terms, take certain actions, including, in each case, subject to certain customary and negotiated exceptions: amending constating documents; splitting, combining, sub-dividing, consolidating or reclassifying, or amending or modifying any term of, any outstanding security; reorganizing, arranging, restructuring, amalgamating, merging or entering into, promoting or undertaking a scheme of arrangement with or involving any other Person; issuing, granting, delivering, selling, pledging or otherwise subjecting to a Lien any security; redeeming, repurchasing, or otherwise acquiring any of its outstanding securities; making any material amendments to any of such party’s incentive plans; declaring, setting aside or paying, or setting a record date or payment date for, any dividend, other than a permitted dividends and, in the case of Anglo American, the Anglo American Special Dividend; adopting a plan of complete or partial liquidation, consolidation, winding-up or resolutions providing for the liquidation, consolidation or dissolution of such party or any of its non-dormant subsidiaries or any of their respective assets; acquiring any material interest, or making any material investment or contributions of capital, directly or indirectly, in any Person or its businesses; selling, leasing, licensing, disposing of, abandoning, pledging or otherwise subjecting to a Lien or otherwise transferring any material assets or any interest in any material assets; incurring, creating, assuming or otherwise becoming liable for any indebtedness for borrowed money or provide any guarantees thereof; making capital expenditures in excess of agreed capital expenditure amounts; amending or modifying in any material respect, terminating or waiving any material right under any Material Contract or entering into Material Contracts, other than, for most of the categories of Material Contracts, in the Ordinary Course; making any material change to accounting policies or methods of accounting; taking certain actions in respect of employe compensation and benefit entitlements, including increasing compensation of certain employees, directors and officers other than in the Ordinary Course; commencing, waiving, releasing, assigning, settling, compromising or settling any material litigation, proceeding, regulatory process, claim or investigation affecting such party or any of its Subsidiaries; and taking certain actions with respect to material Tax matters.

The Arrangement Agreement also contains customary representations and warranties of both Anglo American and Teck for a transaction of this nature.

5.2	Disclosure for Restructuring Transactions

Not applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

None.

ITEM 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Lyndon Arnall, Executive Vice President and Chief Legal and Sustainability Officer, who is knowledgeable about the details of the material change and may be contacted at Lyndon.Arnall@teck.com or 604-699-4000.

ITEM 9	Date of Report

September 19, 2025

Note Regarding Forward-Looking Statements

This material change report contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this material change report. These forward-looking statements include, but are not limited to, statements concerning the expected timing of completion of the Merger and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory approvals, the ability of Teck and Anglo American to obtain respective shareholder approval for the Merger, the ability of Teck and Anglo American to obtain all other necessary approvals, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, expectations regarding exploration, production and operation potential, expectations with respect to production capabilities and future financial or operating performance of Teck and Anglo American following the Merger, expectations with respect to Teck’s current production and cost guidance and previously disclosed updates, the potential valuation of the merger of Teck and Anglo American, the expected synergies between Teck and Anglo American, the expected revenue from the synergies between Teck and Anglo American, the accuracy of the pro forma financial position and outlook of Teck and Anglo American following the closing of the Merger, the success of the new board and management team, the satisfaction of the conditions precedent to the Merger, the future financial or operating performance of the merged Teck and Anglo American, the ability for Teck and Anglo American to maintain a strong balance sheet, the ability for the combined entity to be listed on the TSX and the NYSE (to be implemented as a listing of American Depositary Receipts), the expectations around stock exchange approval or clearance, the ability for the combined company to continue its listings on the LSE and JSE, the expectations around the headquarters of the combined entity being in Vancouver, the expectations of the results and success of the commitments under the Investment Canada Act, the expectations with respect to receiving ICA Approval, the assumptions surrounding the proposed commitments, the expectations with respect to the proposed investments by the combined company in Canada, the potential of Teck and Anglo American following the merger to meet industry target, public profile expectations, future plans, projections, objectives, estimates and forecasts and the timing related thereto, the expectations surrounding the combined companies long-term strategy, and the expectations with respect to the combined company’s commitments to South Africa following completion of the Merger. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and are of good father belief of the officers and directors of Teck and Anglo American as of the time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the Forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory, shareholder and court approvals and other conditions to the closing of the Merger or for other reasons, the risk that competing offers or acquisition proposals will be made, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of pandemics or epidemics, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and Teck’s business can be found in Teck’s Annual Information Form for the year ended December 31, 2024 filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under Teck’s SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) profiles.